CORRESPONDENCE

Hydrocarb Energy Corporation
800 Gessner, ste. 375
.Houston, Texas 77024

June 12, 2014

H. Roger Schwall
Assistant Director
Securities and Exchange Commission

Ref:	SEC staff comment letter dated May 27, 2014 about:
Hydrocarb Energy Corporation (the Corporation”)
File 000-53313
Form 10-K f.y.e. July 31, 2013 filed January 31, 2014
Form 10-Q f.q.e. January 31, 2104 filed March 21, 2014
Form 8-K filed December 3, 2013

The Corporation requests additional time to file amendments to the above referenced 10-K, 10-Q and 8-K and to provide a Memorandum of Responses.  We are now preparing our current 10-Q for the fiscal quarter ended April 30, 2014.  We anticipate filing the amendments by June 30, 2014.

My direct phone is 832-620-8528.

Thank you,
/s/ Joel Seidner
Joel Seidner
Secretary